

January 16, 2015

Ms. Jody H. Feragen
Chief Financial Officer
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

      Re: **Hormel Foods Corporation**
               Form 10-K for the Year Ended October 26, 2014
               Filed December 17, 2014
               File No. 001-02402

Dear Ms. Feragen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 26, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1. We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), please quantify the reasons for the change, particularly when more than one factor is attributed to a material change, to show relative contribution of each of the multiple components cited to the total change pursuant to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835. For example, you state that the company incurred increased selling, general and administrative expenses during fiscal 2014 due to increased advertising and employee-related expenses, offset by transaction and transition costs related to the U.S. based SKIPPY® acquisition in the prior year.

2. While revising your disclosures, we encourage you to consider the following revisions as set forth in Section III.A of SEC Release No. 33-8350. We believe these revisions will improve your disclosures by making them clearer and concise. Specifically:

   (a) Use a tabular presentation to provide a comparison of the company's results in different periods, which could include line items and percentage changes as well as other information determined to be useful.;

   (b) Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for known changes, events, trends, uncertainties and other materials for the line items in the tables above.

3. Furthermore, we note no discussion of cost of products sold, as it appears that you discuss gross profit as a percent of net sales. Given the significance of such costs to your results of operations for each period presented, the fact that these costs are affected by factors that are not dependent on sales, and the size of your operations, please revise and expand your MD&A to separately quantify and discuss factors responsible for changes in the levels of the company's cost of products sold.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief